Exhibit 1

April 26, 2013

Nippon Steel & Sumitomo Metal Corporation
Sumitomo Pipe & Tube Co., Ltd.

Nittetsu Steel Pipe Co., Ltd.

Announcement regarding Nippon Steel & Sumitomo Metal Corporation Making Sumitomo

Pipe & Tube Co., Ltd. its Wholly-Owned Subsidiary, and regarding the Basic Agreement

Concerning the Merger of Sumitomo Pipe & Tube Co., Ltd. and Nittetsu Steel Pipe Co., Ltd.

Nippon Steel & Sumitomo Metal Corporation (“NSSMC”) and Sumitomo Pipe & Tube Co., Ltd. (“SPT”) resolved, at a meeting of each respective company’s board of directors held today, to conduct a share exchange (the “Share Exchange”) effective as of August 1, 2013, in which NSSMC will be a wholly-owning parent company and SPT will be a wholly-owned subsidiary, and, to such effect, NSSMC and SPT have executed a share exchange agreement (the “Share Exchange Agreement”).

Prior to the effective date of the Share Exchange, common shares of SPT are scheduled to be delisted as of July 29, 2013, from the first section of the Tokyo stock exchange (the “Tokyo Stock Exchange”) (the last trading date will be July 26, 2013).

Furthermore, NSSMC, SPT and Nittetsu Steel Pipe Co., Ltd. (“NSP”) have reached a basic agreement, that, with the aim of further increasing the competitiveness of the businesses, after the Share Exchange becomes effective, the electric resistance-welded tube businesses for mechanical structures and general structures, etc., which NSSMC, SPT and NSP operate (the “Electric Resistance-Welded Tube Business”) will be reorganized, focusing on the merger of SPT and NSP (the “Merger”) effective as of October 1, 2013, and, as such, NSSMC, SPT and NSP executed the basic agreement today.

Rule 802 Legend

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgments.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

We will announce the foregoing as follows:

I.      Making SPT a Wholly-Owned Subsidiary of NSSMC

1.      Objectives of Making SPT a Wholly-Owned Subsidiary

The NSSMC group has been aiming to further improve consolidated corporate value and promote the establishment of a system to share and implement its group business strategy through various methods including acquisition of all shares of its subsidiaries and integration and reorganization of its group companies, recognizing that it is necessary to further improve the profitability and competitiveness of the entire group.

On this occasion, NSSMC and SPT, upon consultation between both parties, have agreed to make SPT, the core company which conducts the Electric Resistance-Welded Tube Business within the iron manufacturing business of the NSSMC group, a wholly-owned subsidiary of NSSMC by way of the Share Exchange.

This is due to the decision of NSMMC and SPT that it is essential, from now on, for (i) the reinforcement of the competitiveness of NSSMC and SPT both in and outside Japan and (ii) the growth in the quality and quantity of the business of NSSMC and SPT, to respond to (x) the acceleration of globalization as it affects customers’ production and sales, (y) the strengthening of the development of technologies according to needs, including automotive lightening and (z) the increased efficiency in domestic production bases, through SPT’s making effective use of the management resources of the NSSMC group and aspiring to conduct management that is more unified within the said group.

Through these measures, we believe that we will achieve (i) optimal and effective utilization of the management resources of the NSSMC group, (ii) further sharing of business strategy between NSSMC and SPT and (iii) improved responsiveness of the group management, that the profitability and competitiveness of both NSSMC and SPT will be further enhanced, and, furthermore, that these measures will contribute to improving the corporate value of NSSMC and SPT.

We would appreciate it if you, SPT’s shareholders, would continue to assist us as the NSSMC’s shareholders, even after the Share Exchange.

2.      Outline of the Share Exchange

(1)	Schedule for the Share Exchange

Date of resolution of the meeting of the board of directors in respect of the execution of the Share Exchange Agreement	NSSMC and SPT	Friday, April 26, 2013

Date of the execution of the Share Exchange Agreement	NSSMC and SPT	Friday, April 26, 2013

Date of ordinary general meeting of shareholders for approval of the Share Exchange	SPT	Thursday, June 27, 2013 (Scheduled)

Last trading date	SPT	Friday, July 26, 2013 (Scheduled)

Date of delisting	SPT	Monday, July 29, 2013 (Scheduled)

Scheduled date of the Share Exchange (Effective date)	NSSMC and SPT	Thursday, August 1, 2013 (Scheduled)

(Note 1)	With respect to NSSMC, the Share Exchange is scheduled to be conducted by the procedure of a simplified share exchange, which does not require approval by the general meeting of shareholders, pursuant to Article 796, Paragraph 3 of the Companies Act.

(Note 2)	The effective date of the Share Exchange may change upon agreement of both companies.

(2)	Method of the Share Exchange

In the Share Exchange, NSSMC will be the wholly-owning parent company, and SPT will be the wholly-owned subsidiary. With respect to NSSMC, the Share Exchange is scheduled to be conducted through the procedure of a simplified share exchange, which does not require approval by the general meeting of shareholders pursuant to Article 796, Paragraph 3 of the Companies Act. With respect to SPT, the Share Exchange is scheduled to be conducted upon the approval of the Share Exchange Agreement at SPT’s ordinary general meeting of shareholders scheduled to be held on June 27, 2013. The effective date of the Share Exchange is scheduled to be on August 1, 2013.

(3)	Details of allotment of shares upon the Share Exchange

	NSSMC (wholly-owning parent company in the Share Exchange)	SPT (wholly-owned subsidiary in the Share Exchange)
Details of allotment of shares upon the Share Exchange	1	3.75

(Note 1)	Share allotment ratio

3.75 shares of common shares of NSSMC will be allotted and delivered per share of SPT’s common shares; provided, however, that no shares will be allotted for the common shares of SPT held by NSSMC 18,681,875 shares (as of April 26, 2013) through the Share Exchange.

(Note 2)	Number of shares of NSSMC to be delivered through the Share Exchange

NSSMC will allot and deliver 52,607,103 shares of common shares of NSSMC. However, NSSMC will apply the treasury stock held by NSSMC (412,382,570 shares as of March 31, 2013) for such shares to be allotted and delivered, and therefore NSSMC will not issue new shares. In addition, the number of shares to be allotted and delivered through the Share Exchange may be subject to change in the future due to reasons such as the cancellation of treasury stock by SPT, etc.

(Note 3)	Treatment of shares constituting less than one unit

It is expected that the Share Exchange will result in SPT’s shareholders newly holding shares of NSSMC constituting less than one unit (shares constituting less than one thousand). In particular, the shareholders of SPT holding shares of SPT constituting less than 267 shares are likely to solely hold shares of NSSMC constituting less than one unit and may not sell such shares constituting less than one unit in any market on the stock exchange. The shareholders who will hold shares of NSSMC constituting less than one unit may use the following systems concerning shares of NSSMC on and after the effective date of the Share Exchange.

(i) Purchase by the issuer of shares constituting less than one unit (sale of shares constituting less than one thousand)

In accordance with the provisions of Article 192 of the Companies Act, etc., this is a system whereby shareholders holding shares of NSSMC constituting less than one unit may request that NSSMC purchase the shares constituting less than one unit owned by such shareholders.

(ii) Further purchase of shares constituting less than one unit (further purchase to reach a total of one thousand)

In accordance with the provisions of Article 194 of the Companies Act and the Articles of incorporation of NSSMC, etc., this is a system whereby shareholders holding shares of NSSMC constituting less than one unit may request that NSSMC sell to such shareholders the number of shares that will achieve a total of one unit together with the number of shares constituting less than one unit owned by such shareholder.

(Note 4)	Treatment of any fractions of less than one share

With respect to the shareholders of SPT who will receive the delivery of fractions of less than one share of NSSMC upon the Share Exchange, NSSMC will pay cash to each of such shareholders in proportion to the value of such fractions of less than one share, pursuant to the provisions of Article 234 of the Companies Act and other relevant laws and regulations.

(4)	Treatment of stock acquisition rights and bonds with stock acquisition rights upon the Share Exchange

SPT has issued neither stock acquisition rights nor bonds with stock acquisition rights.

3.      Grounds for calculation, etc. for the contents of the allotment related to the Share Exchange

(1)	Basis for calculation

NSSMC and SPT, in order to ensure the fair and appropriate calculation of the number of NSSMC’s common shares allocated per share of SPT’s common shares in the Share Exchange (the “Share Exchange Ratio”), each requested their respective independent third-party valuation institution to calculate the Share Exchange Ratio. NSSMC selected SMBC Nikko Securities Inc. (“SMBC Nikko”) and SPT selected Daiwa Securities Co. Ltd. (“Daiwa Securities”) as respective third-party valuation institutions with respect to the calculation of the Share Exchange Ratio.

With respect to NSSMC, SMBC Nikko adopted the market price analysis (the average closing prices of NSSMC shares on the first section of the Tokyo Stock Exchange for one month and three months on and before the calculation record date with a setting of the calculation record date as April 25, 2013), since NSSMC’s common shares were listed on the financial instruments exchange and a market price existed, and adopted the discounted cash flow method (the “DCF Method”) in order to reflect in the calculation the situation of future business activities.

With respect to SPT, SMBC Nikko adopted the market price analysis (the average closing prices of SPT shares on the first section of the Tokyo Stock Exchange for one month and three months on and before the calculation record date with a setting of the calculation record date as April 25, 2013), since SPT’s common shares were listed on the first section of the Tokyo Stock Exchange and the market price existed, and adopted the DCF Method in order to reflect in the calculation the situation of future business activities.

The results of the calculation of the number of allocated shares of NSSMC’s common shares for a common share of SPT by each valuation method is as described in the table below.

Adopted Method	Calculation Result of the Share Exchange Ratio
Market Price Analysis	3.05 to 3.16
DCF Method	2.75 to 4.50

SMBC Nikko principally adopted the information provided by both companies and those publicly disclosed, etc. on an as-is basis for calculation of the Share Exchange Ratio on the premise that the relevant adopted materials and information, etc. are all correct and complete and does not validate such correctness or completeness. In addition, SMBC Nikko does not validate, appraise or assess the assets and liabilities (including off-balance-sheet assets and liabilities and other contingent liabilities) of both companies and their related companies including analysis and evaluation of individual assets and liabilities, and SMBC Nikko does not request a third party institution to appraise or assess the above. Moreover, SMBC Nikko assumes that the financial projection of both companies are prepared in accordance with reasonable and appropriate procedures and based on the best projection and judgment currently held by the management of both companies. The calculation of the Share Exchange Ratio of SMBC Nikko assumes the information and economic conditions up to April 25, 2013.

On the other hand, with respect to NSSMC, Daiwa Securities adopted the market price analysis (the average closing prices of NSSMC shares on the first section of the Tokyo Stock Exchange for one month, three months and six months on and before the calculation record date and the closing price as of the calculation record date with a setting of the calculation record date as April 25, 2013), since NSSMC’s common shares were listed on the financial instruments exchange and the market price existed, and adopted the DCF Method in order to reflect in the calculation the situation of future business activities.

With respect to SPT, Daiwa Securities adopted the market price analysis (the average closing prices of SPT shares on the first section of the Tokyo Stock Exchange for one month, three months and six months on and before the calculation record date and the closing price as of the calculation record date with a setting of the calculation record date as April 25, 2013), since SPT’s common shares were listed on the first section of the Tokyo Stock Exchange and the market price existed, and adopted the DCF Method in order to reflect in the calculation the situation of future business activities.

The results of the calculation of the number of allocated shares of NSSMC’s common shares for a common share of SPT by each valuation method is as described in the table below.

Adopted Method	Calculation Result of the Share Exchange Ratio
Market Price Analysis	3.05 to 3.16
DCF Method	2.34 to 4.15

Daiwa Securities principally adopted the information provided by both companies and those publicly disclosed, etc. on an as-is basis for calculation of the Share Exchange Ratio on the premise that the relevant adopted materials and information, etc. are all correct, complete and appropriate and does not validate such correctness, completeness or appropriateness. In addition, Daiwa Securities does not validate, appraise or assess the assets and liabilities (including off-balance-sheet assets and liabilities and other contingent liabilities) of both companies and their related companies including analysis and evaluation of individual assets and liabilities, and Daiwa securities does not request a third party institution to validate, appraise or assess the above. Moreover, Daiwa Securities assumes that the financial projection of both companies are prepared in accordance with reasonable and appropriate procedures and based on the best projection and judgment currently held by the management of both companies. The calculation of the Share Exchange Ratio of Daiwa Securities assumes the information and economic conditions up to April 25, 2013.

In addition, the benefit plan submitted to SMBC Nikko and Daiwa Securities from NSSMC as the basis for calculation of the DCF Method contains a fiscal year in which a significant increase in profit is expected, in or after the fiscal year March 2014. The main reason is that integration effects, etc. such as the cost-cutting due to the amalgamation of technical and research results, the construction of an optimum production system, the reduction of purchase cost, the streamlining of the head office department and the integral reorganization of, and cooperation with, the group companies along with the business integration of Nippon Steel Corporation and Sumitomo Metal Industries, Ltd. are expected.

On the other hand, the benefit plan submitted to SMBC Nikko and Daiwa Securities from SPT contains a fiscal year in which a significant increase in profit is expected, in or after the fiscal year March 2014. The main reason is that the cost improvement effect, etc. along with the strategic investment for better productivity is expected.

(2)	Background to Calculation

NSSMC and SPT have negotiated and consulted and have referred carefully to the calculation results of the Share Exchange Ratio submitted by the respective third-party valuation institutions.

Consequently, NSSMC and SPT determined that the Share Exchange Ratio described in I. 2. (3) above was reasonable and did not impair the interests of respective shareholders, and accordingly, the both companies executed the Share Exchange Agreement with respect to conducting the Share Exchange at such Share Exchange Ratio between the both companies pursuant to the resolution of the meeting of the board of directors of NSSMC and SPT held today.

(3)	Relationship with Valuation Institution

SMBC Nikko, which is NSSMC’s third-party valuation institution, is independent from NSSMC and SPT, is not a related party in regards to either NSSMC or SPT, and does not have any significant interest to be specified with respect to the Share Exchange.

In addition, Daiwa Securities, which is SPT’s third-party valuation institution, is independent from NSSMC and SPT, is not a related party in regards to either NSSMC or SPT, and does not have any significant interest to be specified with respect to the Share Exchange.

(4)	Probability of Delisting and Related Matters

Due to the Share Exchange, as of August 1, 2013 which is the effective date thereof, NSSMC will become the wholly-owning parent company of SPT and the common shares of SPT which will become a wholly-owned subsidiary, will be delisted as of July 29, 2013 (the last trading date is July 26, 2013) in accordance with the criteria for delisting of the Tokyo Stock Exchange. After the delisting, SPT’s common shares may not be traded on the Tokyo Stock Exchange; however, as described in I. 2. (3) above, NSSMC’s common shares will be allocated to you, the common shareholders of SPT other than NSSMC pursuant to the Share Exchange Agreement.

The purpose of the Share Exchange is as described in I. 1. above and consequently SPT’s common shares will be delisted. After the delisting of SPT’s common shares, since NSSMC’s common shares which are delivered as the consideration for the Share Exchange are listed on the financial instruments exchange, it is considered that you, the shareholders who hold not less than 267 common shares of SPT and will be allocated not less than 1,000 shares of common shares of NSSMC through the Share Exchange, which is the number of shares constituting one unit of shares, may continuously enter into transactions with respect to shares constituting not less than one unit on the exchange market and may maintain the liquidity of shares although it is possible that some shares constituting less than one unit could be allocated to you according to the number of shares held.

However, you, the shareholders holding less than 267 common shares of SPT, are allocated common shares of NSSMC, the number of which is less than that of shares constituting one unit of shares.

Although the shares constituting less than one unit may not be sold on the exchange market, the system of request for purchase or the system of further purchase of shares of NSSMC constituting less than one unit may be available at the shareholders’ request. Please refer to (Note 3) of I. 2. (3) above for the details of handling these cases.

In addition, with respect to the details of handling the fractions in the case where fractions that are less than one share arise, please refer to (Note 4) of I. 2. (3) above. Moreover, you, the common shareholders of SPT, may exercise the legitimate rights set forth in the Companies Act and other laws and ordinances as well as enter into transactions of the holding common shares of SPT as usual on the first section of the Tokyo Stock Exchange until July 26, 2013 (scheduled), which is the last trading date.

(5)	Measures to Ensure Fairness

In examining the Share Exchange, since NSSMC holds 57.20% of the voting rights held by all of the SPT’s shareholders, in order to ensure the fairness of the Share Exchange Ratio of the Share Exchange, NSSMC and SPT respectively requested the third-party valuation institution to calculate the Share Exchange Ratio as described in I. 3. (1) above in implementing the Share Exchange, negotiated and consulted by referring to such calculation results, and, at the meeting of the board of directors of the respective companies held on April 26, 2013, resolved to implement the Share Exchange based on the Share Exchange Ratio described above, which is agreed by and between NSSMC and SPT.

In addition, neither NSSMC nor SPT received the evaluation regarding fairness (fairness opinion) from each third-party valuation institution. Furthermore, NSSMC selected TOKYO HATCHOBORI LAW OFFICE, and SPT selected Nagashima Ohno & Tsunematsu as their legal advisors, and each respectively received advice from a legal perspective on the appropriate procedures of the Share Exchange and the methods and processes in making decisions at the meeting of the board of directors for the Share Exchange, etc.

(6)	Measures to Avoid Conflicts of Interest

Since NSSMC holds 57.20 % of the voting rights held by all of SPT’s shareholders, and SPT is a consolidated subsidiary of NSSMC, from the viewpoint of avoiding potential conflicts of interest, one of the directors of SPT, Mr. Hiroki Kawabata, who is also an employee of NSSMC, participated in neither the deliberations nor the resolutions concerning the Share Exchange at the meeting of the board of directors held by SPT today. Furthermore, he participated in neither the consultations nor negotiations concerning the Share Exchange held with NSSMC as a director of SPT. In addition, one of the statutory auditors of SPT, Mr. Ikuo Takahashi, who is also an employee of NSSMC, did not participate in the deliberations at the above-mentioned meeting of the board of directors, nor did he express his opinion at such meeting. Furthermore, he participated in neither the consultations nor negotiations concerning the Share Exchange held with NSSMC as a statutory auditor of SPT.

At such meeting of the board of directors, SPT’s directors except for the above one person and the statutory auditors except for the above one person (among them, one outside auditor) attended and the board of directors resolved the execution of the Share Exchange Agreement. At such meeting of the board of directors, two statutory auditors of SPT (among them, one outside auditor) expressed the opinion that they had no objection to the execution of the Share Exchange Agreement.

Furthermore, in examining the Share Exchange, SPT asked Mr. Tatsuo Ozaki, who is an outside auditor of SPT with no interest in NSSMC, the controlling shareholder of SPT, and whose name is registered with the Tokyo Stock Exchange as an independent officer of SPT, in accordance with the regulations of the Tokyo Stock Exchange, to examine whether SPT’s decision to implement the Share Exchange would cause any detrimental result to the minority shareholders of SPT, and on April 26, 2013, SPT obtained an opinion (the “Opinion”) for SPT’s board of directors from Mr. Ozaki stating that SPT’s decision concerning the Share Exchange is not detrimental to the minority shareholders of SPT, through comprehensively reviewing the purpose of the Share Exchange, procedures required in the course of the negotiations concerning the Share Exchange, fairness of the Share Exchange Ratio, and the improvement of the enterprise value of SPT, etc.

SPT received legal advice from Nagashima Ohno & Tsunematsu, its legal advisor, with respect to the method for the resolution at the above-mentioned meeting of the board of directors and additionally, with regard to the measures to be taken to avoid any conflicts of interest.

4.      Outline of the Companies Involved in the Share Exchange

		Wholly-owning Parent Company in the Share Exchange	Wholly-owned Subsidiary in the Share Exchange
(1)	Name	NIPPON STEEL & SUMITOMO METAL CORPORATION	Sumitomo Pipe & Tube Co., Ltd.

(2)	Location	6-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo	3-5, Oaza Hikari, Kashima-shi, Ibaraki

(3)	Name and Title of Representatives	Shoji Muneoka Chairman and CEO	Renpei Nakanishi President and Representative Director

(4)	Description of Business Activities	Steelmaking and steel fabrication / Engineering / Chemicals / New materials / System solutions

Manufacture and sale of various

pipes, such as carbon steel pipes

for two-wheeled vehicles and

four-wheeled vehicles, steel pipes for

civil engineering and construction,

and stainless steel pipes for

vehicles and decoration

(5)	Capital	419,524 million yen (as of December 31, 2012)	4,801 million yen (as of December 31, 2012)

(6)	Date of Establishment	April 1, 1950	September 12, 1911

(7)	Number of Outstanding Shares	9,503,214,022 shares (as of December 31, 2012)	32,710,436 shares (as of December 31, 2012)

(8)	Date of Fiscal Year End	March 31	March 31

(9)	Number of Employees	85,023 (on a consolidated basis) (as of December 31, 2012)	1,090 (on a consolidated basis) (as of December 31, 2012)

(10)	Main Customers	Metal One Corporation Nippon Steel Trading Co., Ltd. Mitsui & Co., Ltd. (Fiscal Year 2011)	NIPPON STEEL & SUMITOMO METAL CORPORATION Sumitomo Corporation Sumikin Bussan Corporation (Fiscal Year 2011)

(11)	Main Banks	Mizuho Corporate Bank, Ltd. The Bank of Tokyo-Mitsubishi UFJ, Ltd. Sumitomo Mitsui Banking Corporation (Fiscal Year 2011)	Sumitomo Mitsui Banking Corporation Sumitomo Mitsui Trust Bank, Limited (Fiscal Year 2011)

(12)	Major Shareholders and Ownership Percentage	Japan Trustee Services Bank, Ltd.	9.4%	NIPPON STEEL & SUMITOMO METAL CORPORATION	57.11%
		Sumitomo Metal Industries, Ltd.	4.2%	Japan Trustee Services Bank, Ltd. (account in trust)	8.48%
		CBHK-Korea Securities Depository	3.5%	Nomura Securities Co., Ltd.	2.08%
		Nippon Life Insurance Company	3.3%	CBNY DFA INTL SMALL CAP VALUE PORTFOLIO (Citibank Japan Ltd.)	1.89%
		Trust & Custody Services Bank, Ltd.	3.1%	CGML-IPB CUSTOMER COLLATERAL ACCOUNT (Citibank Japan Ltd.)	1.77%
		The Master Trust Bank of Japan, Ltd.	2.9%	RBC ISB A/C DUB NON RESIDENT/DOMESTIC RATE (Citibank Japan Ltd.)	1.60%
		Mizuho Corporate Bank, Ltd.	2.7%	SSBT ODO5 OMNIBUS ACCOUNT-TREATY CLIENTS (Citibank Japan Ltd.)	1.10%
		Meiji Yasuda Life Insurance Company	2.1%	Mizuho Securities Co., Ltd.	0.93%
		The Bank of Tokyo-Mitsubishi UFJ, Ltd.	2.0%	Trust & Custody Services Bank, Ltd. (account in securities investment trust)	0.92%
		SSBT OD05 OMNIBUS ACCOUNT-TREATY CLIENTS	1.7%	The Master Trust Bank of Japan, Ltd. (account in trust)	0.84%
		(as of September 30, 2012)		(as of September 30, 2012)

(13)	Relationship between the Companies

	Capital Ties	NSSMC is a parent company of SPT, holding 57.11% (18,681,875 shares) of outstanding shares of SPT.

	Personnel Ties	Eight former members and two employees of NSSMC assume office as directors or statutory auditors of SPT.

	Business Ties	NSSMC conducts sales transactions of materials, etc. and purchase transactions of finished products, etc. with SPT.

	Status Applicable to the Related Parties	SPT is a consolidated subsidiary of NSSMC, and therefore, NSSMC and SPT are related parties in regards to each other.

(14)	Operating Results and Financial Position for Past 3 Years

Fiscal Year	NIPPON STEEL & SUMITOMO METAL CORPORATION (Consolidated Basis)			Sumitomo Pipe & Tube Co., Ltd. (Consolidated Basis)
	Fiscal Year Ended March			Fiscal Year Ended March
	2010	2011	2012	2010	2011	2012
Net Assets	2,335,676	2,380,925	2,347,343	40,497	42,745	44,575
Total Assets	5,002,378	5,000,860	4,924,711	56,648	61,091	60,215
Net Assets per Share (Yen)	293.18	295.84	290.77	1,190.68	1,251.44	1,299.32
Sales	3,487,714	4,109,774	4,090,936	48,199	55,994	56,715
Operating Income	32,005	165,605	79,364	658	4,445	2,757
Ordinary Income	11,833	226,335	143,006	1,225	4,932	3,135
Net Income	Δ11,529	93,199	58,471	687	2,688	1,971
Net Income per Share (Yen)	Δ1.83	14.81	9.29	21.03	82.27	60.35
Dividend per Share (Yen)	1.5	3.0	2.5	7	8	10

(Unit: unless otherwise specified, millions of yen)

5.      Status after the Share Exchange

Wholly-owning Parent Company in the Share Exchange
(1)	Name	NIPPON STEEL & SUMITOMO METAL CORPORATION

(2)	Location	6-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo

(3)	Name and Title of Representatives	Shoji Muneoka Chairman and CEO

(4)	Description of Business Activities	Steelmaking and steel fabrication / Engineering / Chemicals / New materials / System solutions

(5)	Capital	419,524 million yen

(6)	Date of Fiscal Year End	March 31

(7)	Net Assets	Not determined at present

(8)	Total Assets	Not determined at present

6.      Outline of Accounting Treatment

The Share Exchange is expected to constitute a transaction with minority shareholders, which falls under the category of a transaction under common control, etc. The amount of goodwill resulting from the Share Exchange has not yet been determined.

7.      Future Outlook

The impact of the Share Exchange on the business performance of both NSSMC and SPT is expected to be minor, since SPT is already a consolidated subsidiary of NSSMC.

8.      Matters Relating to Transactions, etc. with Controlling Shareholder

Since NSSMC is the controlling shareholder, holding 57.20% of the voting rights held by all of SPT’s shareholders, the Share Exchange constitutes a transaction, etc. with its controlling shareholder to SPT.

SPT stipulates that “the terms and conditions of a transaction entered into with NSSMC, a parent company of SPT, or NSSMC’s group companies, are determined on the basis of market prices, and SPT has determined whether such transaction is to be entered into totally independently from the other parties based on its own evaluation on the economic effects.” in the “Guidelines Concerning Minority Shareholders Protection Policy in a Transaction, etc. with Controlling Shareholder” set forth in the corporate governance report published by SPT on October 1, 2012. Therefore, SPT is not subject to restrictions on free business activities that could be imposed by NSSMC, SPT’s parent company, or NSSMC’s group companies, and is secured certain independence therefrom.

In examining the Share Exchange, SPT took measures to ensure fairness as described in I. 3. (5) above, and, as described in I. 3. (6) above, in order to avoid conflicts of interest, one of the directors of SPT, Mr. Hiroki Kawabata, who is also an employee of NSSMC, participated in neither the deliberations nor the resolutions concerning the Share Exchange at the meeting of the board of directors held by SPT today. Furthermore, he participated neither in the consultations nor negotiations concerning the Share Exchange held with NSSMC as a director of SPT.

In addition, one of the statutory auditors of SPT, Mr. Ikuo Takahashi, who is also an employee of NSSMC, did not participate in the deliberations at the above-mentioned meeting of the board of directors, nor did he express his opinion at such meeting. Furthermore, he participated in neither the consultations nor negotiations concerning the Share Exchange held with NSSMC as a statutory auditor of SPT.

Furthermore, in examining the Share Exchange, SPT asked Mr. Tatsuo Ozaki, who is an outside auditor of SPT with no interest in NSSMC, the controlling shareholder of SPT and whose name is registered with the Tokyo Stock Exchange as an independent officer of SPT, in accordance with the regulations of the Tokyo Stock Exchange, to examine whether SPT’s decision to implement the Share Exchange will cause any detrimental result to the minority shareholders of SPT, and on April 26, 2013, SPT obtained an Opinion from Mr. Ozaki stating that SPT’s decision concerning the Share Exchange is not detrimental to the minority shareholders of SPT, through comprehensively reviewing the purpose of the Share Exchange, procedures required in the course of the negotiations concerning the Share Exchange, fairness of the Share Exchange Ratio, and the improvement of the enterprise value of SPT, etc.

As a result of the above-mentioned examinations and the decision making process, we believe that the Share Exchange should comply with the “Guidelines Concerning Minority Shareholders Protection Policy in a Transaction, etc. with Controlling Shareholder” based on the general policy whereby transactions shall be conducted at market prices.

(Reference) Results Forecast and Results

NSSMC (The results forecast for Fiscal 2012: published on February 14, 2013)

(Unit: millions of yen)

	Consolidated Sales	Consolidated Operating Income	Consolidated Ordinary Income	Consolidated Net Income
Results Forecast for Fiscal 2012	4,300,000	—	60,000	Δ140,000
Results for Fiscal 2011	4,090,936	79,364	143,006	58,471

SPT (The results forecast for Fiscal 2012: published on January 31, 2013)

(Unit: millions of yen)

	Consolidated Sales	Operating Income	Consolidated Ordinary Income	Consolidated Net Income
Results Forecast for Fiscal 2012	55,000	1,800	2,200	1,200
Results for Fiscal 2011	56,715	2,757	3,135	1,971

II.      Merger of SPT and NSP

1.       Purpose of the Merger

On October 1, 2012, NIPPON STEEL CORPORATION (“NSC”) and Sumitomo Metal Industries, Ltd. (“SMI”) achieved business integration (the “Business Integration”) and NSSMC was established. In the Business Integration, in addition to NSSMC making a thorough effort to seek a synergistic effect through the combination of the respective management resources that each has built up and the consolidation of the superior areas of their respective businesses, through achieving at an early stage the acceleration of the implementation of business structure reform by such means as pursuing greater efficiency in domestic production bases and expanding overseas businesses, NSSMC set their aim to be “the Best Steel Manufacturer with World-Leading Capabilities,” and to improve their competitiveness in all areas including scale, cost, technology and customer services.

SPT and NSP are subsidiaries in the NSSMC group, both of which operate the Electric Resistance-Welded Tube Business as the main business, and, since synergistic effects are expected to be generated due to the Merger, SPT and NSP will implement the Merger on October 1, 2013 (the corporation formed through the Merger shall be hereinafter referred to as the “Integrated Corporation”). Furthermore, together with the Merger, the NSSMC group aims to optimize its businesses, including the Electric Resistance-Welded Tube Business which NSSMC operates, and the NSSMC group will also implement the reorganization of its businesses. In particular, by implementing the measures below at an accelerated pace, the NSSMC group will thoroughly streamline and conduct structural reform of its businesses:

(i)	Optimization of the production system and increased efficiency by way of transferring production to a production base near the point of demand, etc.

(ii)	Maintenance of a business system which precisely meets customers’ needs by way of strengthening the product line-up and R&D system utilizing each company’s particular characteristics and advantages.

(iii)	As for its overseas businesses, establishment of a system under which the foundations of each business can be strengthened and promotion of cooperation between the business companies of the group can be implemented accurately and speedily by way of dividing up group functions, utilizing each company’s particular characteristics and advantages.

As stated above, the NSSMC group aims to create the best system for its immediate business environment by way of reinforcing the competitiveness of the Electric Resistance-Welded Tube Business both in and outside Japan and the capability of responding to customer’s needs.

2.      Outline of the Merger

(1)	Schedule for the Merger

Friday, April 26, 2013	Execution of the Basic Agreement
Late August, 2013 (Scheduled)	Execution of the Merger Agreement
Tuesday, October 1, 2013 (Scheduled)	Date of the Merger (Effective date)

(Note)	The execution date of the Merger Agreement and the effective date of the Merger may change upon agreement of both companies.

(2)	Method of the Merger and Consideration of the Merger

Since SPT will be a wholly-owned subsidiary of NSSMC as a result of the Share Exchange, the Merger will be an absorption-type merger without payment of consideration, as a merger between wholly-owned subsidiaries. It has not yet been determined which of the companies will become the surviving company and which will become the absorbed company in the Merger.

(3)	Name of the Integrated Corporation

The company name is scheduled to be NIPPON STEEL & SUMIKIN Pipe Co., Ltd.

(4)	Other Matters Concerning the Integrated Corporation

Those matters will be reviewed by the merger preparation committee that will be set up by and between SPT and NSP after the execution of the Basic Agreement regarding the Merger.

3.      Outline of the Companies Involved in the Merger *Outline of SPT is as stated above.

(1)	Name	Nittetsu Steel Pipe Co., Ltd.

(2)	Location	5-1, Osaki 1-chome, Shinagawa-ku, Tokyo

(3)	Name and Title of Representatives	Tokuhiro Taniyama Representative Director

(4)	Description of Business Activities	Manufacture and sale of various pipes, such as pipes & tubes for mechanical structures, pipes & tubes for general structures (STK), pipes & tubes for piping (SGP) and conduit

(5)	Capital	5,116 million yen (as of December 31, 2012)

(6)	Date of Establishment	February 1, 1933

(7)	Number of Outstanding Shares	42,000,002 shares (as of December 31, 2012)

(8)	Date of Fiscal Year End	March 31

(9)	Number of Employees	698 (on a consolidated basis) (as of December 31, 2012)

(10)	Main Customers

NIPPON STEEL & SUMITOMO METAL CORPORATION,

Honda Motor Co., Ltd.,

Yamaha Motor Co., Ltd.,

Mitsui & Co., Ltd.,

NIPPON STEEL TRADING CO., LTD.,

Toyota Tsusho Corporation,

HANWA Co., Ltd.,

Metal One Corporation

(Fiscal Year 2011)

(11)	Main Banks	The Bank of Tokyo-Mitsubishi UFJ, Ltd. Sumitomo Mitsui Banking Corporation Mizuho Corporate Bank, Ltd. (Fiscal Year 2011)

(12)	Major Shareholders and Ownership Percentage	NIPPON STEEL & SUMITOMO METAL CORPORATION 100% (as of September 30, 2012)

(13)	Relationship between the Companies

	Capital Ties	There are no capital ties to be stated.

	Personnel Ties	There are no personnel ties to be stated.

	Business Ties	There are no business ties to be stated.

	Status Applicable to the Related Parties	Both SPT and NSP are consolidated subsidiaries of NSSMC, and therefore, NSP is a related party to SPT.

(14)	Operating Results and Financial Position for Past 3 Years
		Nittetsu Steel Pipe Co., Ltd. (Consolidated Basis)
		Fiscal Year Ended March
	Fiscal Year	2010	2011	2012
	Net Assets	12,933	14,783	15,187
	Total Assets	25,857	27,990	28,381
	Net Assets per Share (Yen)	307.9	352.0	361.6
	Sales	30,043	36,995	37,318
	Operating Income	Δ871	1,798	1,404
	Ordinary Income	Δ790	1,803	1,318
	Net Income	Δ960	1,333	687
	Net Income per Share (Yen)	Δ22.8	31.7	16.4
	Dividend per Share (Yen)	0	6	3
	(Unit: unless otherwise specified, millions of yen)

4.      Future Outlook

There is no outlook at present.

For inquiries:

Nippon Steel & Sumitomo Metal:

Public Relations Center, General Administration Div. Tel: +81-3-6867-2135, -2977

Sumitomo Pipe & Tube: General Administration Div. Tel: +81-3-5625-1520

Nittetsu Steel Pipe: General Administration Div. Tel: +81-3-5719-9761

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